UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-33748

333-165465-17

DUPONT FABROS TECHNOLOGY, INC.

(Digital Realty Trust, Inc., as successor by merger to DuPont Fabros Technology, Inc.)

DUPONT FABROS TECHNOLOGY, L.P.

(Exact name of registrant as specified in its charter)

Four Embarcadero Center, Suite 3200

San Francisco, California 94111

(415) 738-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock of DuPont Fabros Technology, Inc., par value $0.001 per share

6.625% Series C Cumulative Redeemable Perpetual Preferred Stock of DuPont Fabros Technology, Inc., par value

$0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:     None

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DIGITAL REALTY TRUST, INC. as successor by merger to DuPont Fabros Technology, Inc.

Date: September 28, 2017	By:	/s/ Joshua A. Mills
	Name:	Joshua A. Mills
	Title:	Senior Vice President, General Counsel and Secretary

DUPONT FABROS TECHNOLOGY, L.P.

By:	Penguins OP Sub 2, LLC, its general partner
By:	Digital Realty Trust, L.P., its sole member
By:	Digital Realty Trust, Inc., its sole general partner

By:	/s/ Joshua A. Mills
Name:	Joshua A. Mills
Title:	Senior Vice President, General Counsel and Secretary